FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02050752

PE 8-1-02

SEC MAIL PROCESSING RECEIVED AUG 13 2002 WASH, D.C. 180 SECTION

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

PROCESSED AUG 15 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated August 6, 2002
2.	Press Release dated August 7, 2002

Document 1

Contacts:

Tracy Staniland
Director of Marketing
DataMirror Corporation
905-415-0310 ext. 274
tstaniland@datamirror.com

Peter Cauley
Chief Financial Officer
DataMirror Corporation
905-415-0310 ext. 271
pcauley@datamirror.com

Stephen Greene
Brodeur Worldwide
617-587-2872
sgreene@brodeur.com

DataMirror Extends the Value of IBM GreenStreak By Offering Affordable iSeries High Availability Solution

"HA for Under 60K" Offering Ideal for Small-to-Medium Sized Businesses

TORONTO, CANADA – August 6th, 2002 – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced a special high availability (HA) solution package aimed at IBM iSeries users. Comprised of two licenses, implementation, training, maintenance and support, the complete HA product suite delivers a low cost solution ideal for small-to-mid size enterprises and is only available until October 31, 2002.

Building on IBM's GreenStreak promotion for iSeries, DataMirror delivers a broader offering to iSeries customers—specifically, a cost-effective high availability solutions package with enhanced service levels to protect and maintain iSeries investments for under $60,000 (USD). Industry leaders that have recently selected DataMirror LiveResiliency™ software to safeguard their critical iSeries systems include Mellon Financial Corporation, FedEx, Friends Provident, Standard Paper Box, Boehringer Ingelheim, Seta Corporation, Werner Company, and Household International.

"Smaller enterprises require the same data protection and high availability as larger organizations, but rightfully demand solutions that are designed with their unique needs and systems in mind," said Stewart Ritchie, Vice President, Sales, Americas, DataMirror. "DataMirror's 'HA for Under 60K' deal addresses this need with a specialized package that offers the best of our proven high availability products for iSeries to make complete data protection and 24/7 availability a reality for any organization."

Comtech Group, one of the largest IBM Solutions Providers in the U.S. and a DataMirror business partner, believes DataMirror's offering will extend the value of IBM GreenStreak to even more customers and help Comtech deliver the right solutions to meet the needs and budgets of both small and large customers.

"DataMirror's 'HA for under 60K' offering is based on DataMirror's iCluster™ resiliency software, a proven solution that enables continuous availability through failure detection and operational switching, helping businesses run more smoothly and efficiently," said Tom Horan, Vice President, Business Development, Comtech Group USA. "When combined with IBM GreenStreak, DataMirror's promo makes high availability affordable for many small and medium-sized businesses that have been reluctant to invest capital in high availability or upgrade their existing AS/400s to new iSeries systems—even though the long-term return on investment can be huge. The combination of DataMirror's offering and IBM GreenStreak means that our customers benefit from deep discounts on both IBM hardware and DataMirror software, getting a total solution for less."

DataMirror is an IBM High Availability Business Partner, a Cluster Middleware Business Partner, and an All Star Partner in Development. DataMirror is also a member of the IBM iSeries High Availability Council and has been first-to-market with a number of innovative availability technologies including LOB support, real-time IFS support, data area/data queue journaling support, and MQSeries resiliency support. DataMirror was also the first High Availability Business Partner to successfully implement a high availability product using IBM's iSeries clustering technology at a customer site.

For more information, including terms and conditions, or to sign up for DataMirror's "HA for Under 60K" offering, please visit www.datamirror.com/hapromo or call 1.800.362.5955.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

###

"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, iCluster, LiveBusiness, LiveResiliency and *The experience of now* are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

Document 2

Contacts:
Tracy Staniland
Director of Marketing
DataMirror Corporation
905-415-0310 ext. 274
tstaniland@datamirror.com

Peter Cauley
Chief Financial Officer
DataMirror Corporation
905-415-0310 ext. 271
pcauley@datamirror.com

Stephen Greene
Brodeur Worldwide
617-587-2872
sgreene@brodeur.com

DataMirror to Host Second Quarter Conference Call

TORONTO, CANADA – August 7th, 2002 – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of integration and resiliency solutions, today announced it will hold a conference call on Tuesday, August 27, 2002 at 5:00 p.m. EST, following the release of its second quarter results for the period ended July 31, 2002.

The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-475-3716 at approximately 4:55 p.m. EST on August 27 using reservation number 240746. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex/ and clicking on the meeting "DataMirror Announces Second Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror.

For those unable to attend the conference call, a replay will be available via the DataMirror web site or by dialing 1-888-203-1112 and using the same reservation number as indicated above (240746). The replay and on-line presentation will be available from 8:00 p.m. EST on August 27, 2002 to 12:59 a.m. EST on September 3, 2002.

About DataMirror
DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusiness™ software that let customers integrate data in real-time across their enterprises. DataMirror's product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

# # #

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness and *The experience of now* are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer